Exhibit 77.D

                 POLICIES WITH RESPECT TO SECURITIES INVESTMENTS

Prior to January 22, 2001, GNMA Income Fund ("GNMA") could invest up to 20% of the value of its assets in securities issued or guaranteed by the U.S. Government. Effective January 22, 2001, GNMA may invest up to 20% of the value of its assets in securities issued or guaranteed by the U.S. Government, and in securities issued by the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation.